KRUEGER LLP	Los Angeles San Diego San Francisco	7486 La Jolla Boulevard La Jolla, California 92037 858 405 7385 Telephone 858 454 2411 Fax blair@thekruegergroup.com
BUSINESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

February 6, 2017

VIA FEDERAL EXPRESS AND E-MAIL

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CubeScape, Inc.: Response to Comment Letter Dated January 18, 2017 Regarding Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C Filed January 5, 2017 (File Number 000-55728)

Mr. Ingram:

We write on behalf of our client, CubeScape, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company requested us, as its legal counsel, to respond to your January 18, 2017 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).  Based on your comments and the current business status, the Company has concurrently filed herewith Amendment Number #2 to the Form Preliminary Statement on Schedule 14C (the “Amendment”).

Set forth below is the Company’s sequential response to the Commission’s comments:

General

1. We note your response to comment two in our letter dated December 20, 2016. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate, including the Item 14 (b)(8)-(11) financial information.

See Item 1 of Schedule 14C and Note A to Schedule 14A.

The Company modified its disclosure with respect to Comment Number 1.  The Company at the time of the original filing was reporting on the contemplated transaction with American Rebel, Inc., the private operating business. The Company disclosed the proposed Exchange to voluntarily provide information to its stockholders with respect to a potential transaction being contemplated by the Company. However as stated numerous times in the Schedule 14C, the exchange is merely contemplated, and at the time of the original filing and the revised filing no definitive documents have been entered into, and neither the Company nor American Rebel, Inc. is obligated to effect the Exchange or is otherwise obligated to each other in any way. We respectfully advise the Staff that Schedule 14A does not require disclosure of a future potential change of control similar to the Exchange. Accordingly, Note A of the Schedule 14A is not applicable to the Exchange since such information was provided voluntarily and as such, the Exchange is not “…information… called for by other items of this schedule…” To clarify that the disclosure of the Exchange is not required, and to prevent possible confusion that the Exchange is definitive and therefore required disclosure, the Company refers to the Exchange throughout Amendment as the “Proposed Transaction”.

The various proposals put forth by the Company in Schedule 14C involve the Proposed Transaction, in that to the extent the Proposed Transaction occurs the various proposals will be effected, the proposals are or were not binding on the Company and there was no definitive agreement or arrangement or obligation to so move forward. Accordingly, disclosure information called for by Schedule 14A with respect to the Proposed Transaction would be both premature and potentially misleading and confusing to the shareholders of the Company. The Company will disclose all applicable information regarding such transactions (when entered into) in accordance with applicable Commission rules, including the filing of a “super” Form 8-K, or Form 8-K with Form 10 information. Please refer to the preliminary form statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

February 6, 2017

2. We note your response to comment four in our letter dated December 20, 2016 and we are unable to concur with your analysis. We note that you seem to have nominal operations, nominal assets, and you are a shell company under Rule 12b-2 and you intend to complete a reverse merger with American Rebel, Inc., a private operating business. Please confirm that the surviving entity will report the completion of the transaction under Items 2.01, 5.01 and 5.06 of Form 8-K.

The Company modified its disclosure with respect to Comment Number 2. The Company still maintains that it is not a shell company under Rule 12b-2. The Company does not have nominal assets and operations from its “CubeScapes” business that it currently operates. Management’s intent is to continue with these operations if the Proposed Transaction is consummated in its entirety. The Company will file the necessary financial and disclosure information of the private operating business contemplated in the Proposed Transaction as a subsidiary acquisition, required under Items 2.01, 5.01 and 5.06 on Form 8-K as well as in the Company’s Form 10-K due on or before March 31, 2017. Please see the preliminary form statement filed concurrently herewith as the Amendment.

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Charles A. Ross, Jr., which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments.  Thank you in advance for your assistance.

Very Truly Yours,

/s/ Blair Krueger

Blair Krueger, Esq.

cc:

CubeScape, Inc.

Charles A. Ross, Jr.

Sherry Haywood, Esq.

Enclosure

CERTIFICATION OF OFFICER

In connection with this letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Charles A. Ross, Jr.:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   /s/ Charles A. Ross, Jr.

Mr. Charles A. Ross, Jr.